RECEIVED
MAY 12 2009
The Division of
Investment Management

SEC
Mail Processing
Section
MAR 03 2009
Washington, DC
103

OppenheimerFunds®
The Right Way to Invest

OppenheimerFunds, Inc.
Two World Financial Center
225 Liberty Street
New York, NY 10281-1008
www.oppenheimerfunds.com

IM
5720

March 2, 2009

Office of Applications and Report Services
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: **Civil Action Document Filed on Behalf of OppenheimerFunds, Inc. (File No. 801-8253) and Rochester Fund Municipals (File No. 811-3614)**

To the Securities and Exchange Commission:

Enclosed for filing on behalf of Rochester Fund Municipals, a registered management investment company (the "Fund"), and OppenheimerFunds, Inc. ("OFI"), the Fund's investment advisor, pursuant to Section 33 of the Investment Company Act of 1940, is a copy of the complaint in *Bernstein and Augenbaum v. Rochester Fund Municipals, et al.* (USDC, EDNY) (Case No. 09-0807) (the "Civil Action"). The Civil Action purports to be a class action brought against the Fund, certain of its trustees, a former trustee and OFI (collectively the "OppenheimerFunds defendants"). The Civil Action states that each of the plaintiffs are shareholders of the Fund. The enclosed complaint was filed on February 25, 2009; to the best knowledge of the OppenheimerFunds defendants, it has not been served on any of the OppenheimerFunds defendants as of the date of this letter.

MAR 23 2009
OFFICE OF INVESTOR
EDUCATION AND ADVOCACY

Very truly yours,

Mitchell J. Lindauer
Vice President &
Assistant General Counsel
(212) 323-0254
fax: (212) 323-4070
mlindauer@oppenheimerfunds.com

cc: Kramer Levin Naftalis & Frankel LLP

I:\LEGAL\Litigation\SEC Filings\Bernstein Rochester Fund Muni.doc

(1) 09005323

(2) 09005324

09 0807

Jeffrey S. Abraham
Jack G. Fruchter
Lawrence D. Levit
ABRAHAM, FRUCHTER & TWERSKY, LLP
One Penn Plaza, Suite 2805
New York, New York 10119
Tel: (212) 279-5050
Fax: (212) 279-3655

FILED
IN CLERK'S OFFICE
U.S. DISTRICT COURT E.D.N.Y
★ FEB 2 5 2009 ★
BROOKLYN OFFICE

Attorneys for Plaintiffs Lisl Bernstein and Todd Augenbaum

UNITED STATES DISTRICT COURT
EASTERN DISTRICT OF NEW YORK

DEARIE, J.

LISL BERNSTEIN and TODD AUGENBAUM, on Behalf of Themselves and All Others Similarly Situated, Plaintiffs, vs. ROCHESTER FUND MUNICIPALS; OPPENHEIMER FUNDS, INC.; JOHN V. MURPHY; DAVID K. DOWNES; ROBERT G. GALLI and BRIAN F. WRUBLE, Defendants.	Civil Action No. **CLASS ACTION COMPLAINT FOR VIOLATION OF THE FEDERAL SECURITIES LAWS** **JURY TRIAL DEMANDED**

Plaintiffs, by their attorneys, allege the following upon personal knowledge as to themselves and their own acts and upon information and belief based upon the investigation of Plaintiffs' attorneys as to all other matters. Plaintiffs believe that further substantial evidentiary support will exist for the allegations set forth below after a reasonable opportunity for discovery.

SUMMARY OF ACTION

1. This is a class action on behalf of purchasers of shares of Rochester Fund Municipals ("Rochester Fund" or the "Fund"), an open-ended mutual fund investing in securities exempt from federal income tax and New York State and New York City personal income taxes.

2. The Fund employed strategies which enhanced its reported returns while, at the same time, exposing the Fund to a greater risk of price declines in the value of its portfolio securities in the event of any illiquidity in the market for municipal securities. However, in doing so, the prospectuses and other sales materials employed in selling and marketing the Fund failed to disclose that these very strategies exposed the Fund to substantially greater risk of loss due to Rochester Fund being forced to sell large blocks of portfolio securities at disadvantageous times and prices reduced from those which the securities were previously carried on Rochester Fund's books.

3. These undisclosed risks were first disclosed in a prospectus supplement dated October 21, 2008 (the "Prospectus Supplement") and followed a precipitous decline in the value of the Fund's shares which materially exceeded the decline in value experienced by a peer group of municipal bond funds which did not employ the same risky strategies employed by Rochester Fund.

4. Plaintiffs purchased shares of the Fund issued pursuant to a prospectus which failed to disclose the relevant risk factors, which resulted in this financial loss, and is bringing this action on her behalf and on behalf of a class (the "Class") of similarly situated investors to recover damages.

JURISDICTION AND VENUE

5. The claims asserted herein arise under Sections 11, 12(a)(2) and 15 of the Securities Act of 1933 (the "Securities Act" or the "1933 Act"), 15 U.S.C. §§77k, 77l(a)(2) and 77o. Jurisdiction is conferred by Section 22 of the Securities Act, 15 U.S.C. §77v. Venue is

proper pursuant to Section 22 of the Securities Act as key defendants maintain their principal executive offices in New York and Plaintiffs reside in this District.

PARTIES

6. Plaintiffs Lisl Bernstein and Todd Augenbaum purchased shares of the Fund as detailed in the attached Certifications and were damaged thereby.

7. Defendant Rochester Fund located at 350 Linden Oaks. Rochester, New York 14625 is a diversified mutual fund which seeks to provide a high level of income exempt from federal income tax as well as New York State and New York City income taxes. Rochester Fund has more than $9 billion under management and its shares are offered in four separate classes: Class A Shares requiring the payment of an initial sales charge; Class B Shares on which no initial sales charge is paid at the time of purchase, but requiring a contingent deferred sales charge if the shares are sold within 6 years of buying them; Class C Shares on which no initial sales charge is paid, but requiring the payment of an annual asset-based sales charge and the payment of 1.0% sales charge if sold within 12 months of buying them; and Class Y Shares which are offered pursuant to special arrangements.

8. Defendant Oppenheimer Funds, Inc. ("Oppenheimer"), located at Two World Financial Center, 225 Liberty Street, 11th Floor, New York, NewYork 10281, is the Fund's manager and is responsible for choosing the Fund's investments and handling its day-to-day business. Oppenheimer earns an advisory fee calculated based on the net assets of the Fund and those fees for the calendar year ended December 31, 2007, was 0.46% of average net assets under management which amounted to approximately $45 million.

9. Defendant John V. Murphy ("Murphy") is a Trustee of the Fund and is also the Chairman, Chief Executive Officer and a Director of Oppenheimer.

10. Defendant David K. Downes ("Downes") has been a Trustee of the Fund since 2005 and oversees 67 portfolios in the Oppenheimer Funds complex.

11. Defendant Robert G. Galli ("Galli") has been a Trustee of the Fund since 1998 and oversees 67 portfolios in the Oppenheimer Funds complex.

12. Defendant Brian F. Wruble ("Wruble") has been a Trustee of the Fund since 2001 and oversees 67 portfolios in the Oppenheimer Funds complex. Messrs. Downs, Gall and Wruble also serve on the Boards of over 60 Oppenheimer funds. Murphy, Downes, Galli and Wruble are hereafter referred to as the "Individual Defendants."

CLASS ACTION ALLEGATIONS

13. Plaintiffs bring this action as a class action pursuant to Rule 23(a) and (b)(3) of the Federal Rules of Civil Procedure on behalf of a class consisting of all persons who purchased the Class A Shares, Class B Shares and Class C Shares of the Fund from February 26, 2006 through October 21, 2008 (the "Class Period") and were damaged thereby, excluding Defendants, the officers and directors of the Fund, members of the Defendants' immediate families and the Defendants' legal representatives, heirs, successors, and assigns, and any entity in which any of the Defendants have or had a controlling interest or unique contractual arrangement.

14. Members of the Class are so numerous that joinder of all members is impracticable. Although the exact number of Class members is unknown to Plaintiffs at this time and can only be ascertained through appropriate discovery, based upon the size of the Fund being greater than $9 billion, it is likely that there are thousands or tens of thousands of Class

members. Members of the Class may be identified from records maintained by Rochester Fund, Oppenheimer or their agents, and may be notified of the pendency of this action by mail, using a form of notice similar to that customarily used in securities class actions.

15. Plaintiffs' claims are typical of the claims of the other members of the Class. Plaintiff and the other members of the Class have sustained damages because of Defendants' unlawful activities alleged herein. Plaintiffs have retained counsel competent and experienced in class and securities litigation and intend to prosecute this action vigorously. The interests of the Class will be fairly and adequately protected by the Plaintiffs. The Plaintiffs have no interests which are contrary to or in conflict with those of the Class that Plaintiffs seek to represent.

16. A class action is superior to all other available methods for the fair and efficient adjudication of this controversy. Plaintiffs know of no difficulty to be encountered in the management of this action that would preclude its maintenance as a class action.

17. Common questions of law and fact exist as to all members of the Class and predominate over any questions solely affecting individual members of the Class. Among the questions of law and fact common to the Class are:

(a) whether the federal securities laws were violated by Defendants' acts as alleged herein;

(b) whether Defendants misstated and/or omitted to state material facts in their public statements; and

(c) whether the members of the Class have sustained damages as a result of Defendants' conduct and the proper measure of such damages.

SUBSTANTIVE ALLEGATIONS

18. New York City and New York State have relatively high rates of local income taxes. In addition, many wage earners subject to high marginal Federal tax rates reside in New York. This has made investing in municipal bonds exempt from federal, state and local taxes, popularly referred to as triple tax free bonds, a popular investment alternative for many New York residents.

19. New York residents seeking to invest in triple tax free bonds have a relatively wide variety of investment options. They can purchase bonds directly or they can buy shares of mutual funds which invest in those bonds. The mutual funds, in turn, can be either closed-end funds or open-end funds. Closed-end funds generally have a fixed number of shares which trade on a stock exchange like regular stocks. The price an investor pays for those funds can be either greater, less than or equal to their net asset value ("NAV"), *i.e.*, the total recorded value of the assets owned by the fund divided by the number of shares outstanding. In contrast, open-end funds continuously offer their shares for sale to members of the investing public generally pursuant to prospectuses which are filed as part of registration statements with the Securities and Exchange Commission ("SEC") and, at the same time, generally offer to redeem or buy back those shares at the same quoted NAV.

20. Rochester Fund is an open-ended mutual fund and one of the largest such mutual funds specializing in New York triple tax free investments. The Fund is sold through an extensive network of financial advisers compensated based upon sales commission and/or asset management fees.

21. Rochester Fund has been able to successfully compete within this arena and grow to become a multi-billion dollar fund because of its reporting superior historical returns. These superior returns were, in turn, largely generated by the Fund investing as much as 20% of its assets in derivative securities known as "inverse floaters" which are derivative instruments that pay interest at rates that move in the opposite direction of yields on short-term securities.

22. Inverse floaters, such as those employed by the Fund, are generally created by depositing a long-term bond into a trust which is used to provide collateral for short term securities issued based upon the security of the long-term instrument. Short-term municipal bond rates are lower than the long term rates earned on the underlying instrument which serves as the basis for creating the trust. This allows for a leveraged or increased return to the Fund which created the trust.

23. Under inverse floater agreements, if the remarketing agent that offers the short-term security is unable to sell them, or if the holders tender (or put) them for repayment of principal and the remarketing agent is unable to remarket them, the remarketing agent may cause the trust to be collapsed and the Fund is then required to repay the principal amount of the tendered securities. In order to do so, the Fund must, *i.e.,* it is forced, sell securities from its portfolio regardless of market conditions.

24. These collapses of inverse floaters forced the Fund's hand to rapidly sell large blocks of securities held in its portfolio in order to make good on its contractual obligations. In order to accomplish these sales and provide the liquidity necessary to honor the Fund's contractual obligations under the inverse floater agreements, Rochester Fund was forced to accept prices far below the values at which the bonds were carried on its books.

25. This was a risk factor which was always present wherever inverse floaters were employed. However, no disclosure was made in any of the prospectuses filed as part of registration statements with respect to the sale of the Fund's shares.

26. Instead, under the general risk disclosures relating to derivative investments, the following risks were disclosed:

> RISKS OF DERIVATIVE INVESTMENTS. The Fund can use derivatives to seek increased returns.
>
> In general terms, a derivative investment is an investment contract whose value depends on (or is derived from) the value of an underlying asset, interest rate or index. Covered call options, "inverse floaters" and floating rate variable rate obligations are examples of derivatives the Fund can use. The Fund typically does not use hedging instruments, such as options, to hedge investment risks.
>
> If the issuer of the derivative investment does not pay the amount due, the Fund can lose money on its investment. Also, the underlying security or investment on which the derivative is based, and the derivative itself, might not perform the way the Manager expected it to perform. If that happens, the Fund will get less income than expected or its hedge might be unsuccessful, and its share prices could fall. The Fund has limits on the amount of particular types of derivatives it can hold. However, using derivatives can increase the volatility of the Fund's share prices and can cause the Fund to lose money on its investments. Some derivatives may be illiquid, making it difficult for the Fund to sell them quickly at an acceptable price.

27. Specific risks associated with Inverse Floaters were further described in the April 29, 2008 prospectus as follows:

> Inverse Floaters. The Fund may invest up to 20% of its total assets (which includes the effects of leverage) in "inverse floaters" to seek greater income and total return. An inverse floater typically is a derivative instrument created by a trust that divides a fixed-rate municipal security into two securities: a short-term tax free floating rate security and a long-term tax free floating rate security (the inverse floater) that pays interest at rates that move in the opposite direction of the yield on the short-term floating rate security. As short-term interest rates rise, inverse floaters produce less current income (and, in extreme cases, may pay no

income) and as short-term interest rates fall, inverse floaters produce more current income.

Certain inverse floaters are created when the Fund purchases a fixed-rate municipal bond and subsequently transfers it to a broker-dealer (the sponsor). The sponsor deposits the municipal security into a trust. The trust creates the inverse floater pursuant to an arrangement that enables the Fund to withdraw the underlying bond to collapse the inverse floater (upon the payment of the value of the short-term security and certain costs). Additionally, the Fund purchases inverse floaters created by municipal issuers directly or by other parties depositing securities into a sponsored trust.

* * *

The Fund's investments in inverse floaters may involve additional risks. The market value of inverse floaters can be more volatile than that of a conventional fixed-rate bond having similar credit quality, redemption provisions and maturity. Typically, inverse floaters tend to underperform fixed rate bonds in a rising long-term interest rate environment, but tend to outperform fixed rate bonds in a falling or stable long-term interest rate environment. Inverse floaters all entail some degree of leverage. An inverse floater that has a higher degree of leverage usually is more volatile with respect to its price and income than an inverse floater that has a lower degree of leverage. Some inverse floaters have a "cap," so that if interest rates rise above the "cap," the security pays additional interest income. If rates do not rise above the "cap," the Fund will have paid an additional amount for a feature that proved worthless.

28. The actual relevant risk associated with Inverse Floaters was not disclosed until the filing of a Prospectus Supplement on October 21, 2008 which replaced existing Inverse Floater disclosures with the following:

Inverse Floaters

The Fund may invest in inverse floaters to seek greater income and total return. The Fund will not expose more than 20% of its total assets to the effects of leverage from its investments in inverse floaters. An inverse floater is a derivative instrument, typically created by a trust that divides a fixed-rate municipal security into two securities: a short-term tax exempt floating rate security (sometimes referred to as a "tender option bond") and a long-term tax exempt floating rate security (referred to as a "residual certificate" or "inverse floater") that pays interest at rates that move in the opposite direction of the yield on the short-term floating rate security. The purchaser of a "tender option bond" has the right to tender the security periodically for repayment of the principal value. As short-term interest rates rise, inverse floaters produce less current income (and, in extreme cases, may pay no income) and as short-term interest rates fall, inverse floaters produce more current income.

To facilitate the creation of inverse floaters, the Fund may purchase a fixed-rate municipal security and subsequently transfer it to a broker-dealer (the sponsor), which deposits the municipal security in a trust. The trust issues the residual certificates and short-term floating rate securities. The trust documents enable the Fund to withdraw the underlying bond to unwind or "collapse" the trust (upon tendering the residual certificate and paying the value of the short-term bonds and certain other costs). The Fund may also purchase inverse floaters created by municipal issuers directly or by other parties that have deposited municipal bonds into a sponsored trust.

The Funds investments in inverse floaters involve certain risks. The market value of an inverse floater residual certificate can be more volatile than that of a conventional fixed-rate bond having similar credit quality, maturity and redemption provisions. Typically, inverse floater residual certificates tend to underperform fixed rate bonds when long-term interest rates are rising but tend to outperform fixed rate bonds when long-term interest rates are stable or falling. Inverse floater residual certificates entail a degree of leverage because the trust issues short-term securities in a ratio to the residual certificates with the underlying long-term bond providing collateral for the obligation to pay the principal value of the short-term securities if and when they are tendered. If the Fund has created the inverse floater by depositing a long-term bond into a trust, it may be required to provide additional collateral for the short-term securities if the value of the underlying bond deposited in the trust falls.

An inverse floater that has a higher degree of leverage is typically more volatile with respect to its price and income than an inverse floater having a lower degree of leverage. **Under inverse floater arrangements, if the remarketing agent that offers the short-term securities for sale is unable to sell them, or if the holders tender (or put) them for repayment of principal and the remarketing agent is unable to remarket them, the remarketing agent may cause the trust to be collapsed, and in the case of floaters created by the Fund, the Fund will then be required to repay the principal amount of the tendered securities. During times of market volatility, illiquidity or uncertainty, the Fund could be required to sell other portfolio holdings at a disadvantageous time to raise cash to meet that obligation.**

Some inverse floaters may have a "cap," so that if interest rates rise above the cap, the security pays additional interest income. If rates do not rise above the cap, the Fund will have paid an additional amount for that feature that has proved worthless. (Emphasis added).

29. The prospectuses initially generally disclosed that some derivatives may be illiquid and the Fund may have difficulty selling them quickly at acceptable prices, *i.e.*, the Fund may have to hold the Inverse Floaters until maturity or sell them slowly over time. However, another undisclosed material risk of investing in Inverse Floaters was that the owners of the short-term securities sold by the trust created for the purposes of issuing Inverse Floaters could effectively collapse the trusts and require the underlying securities to be sold immediately forcing the sale of portfolio securities at disadvantageous times and prices.

30. These conditions caused a sharp decline in the value of the Fund's shares. Thus, the NAV of the Class B Shares declined from a closing price of $14.41 per share on October 7, 2008 to close at $12.18 per share on October 17, 2008, a decline of more than 15%, an unusually high decline and far exceeding decline of competing New York municipal bond funds which did not employ derivative instruments such as the inverse floaters utilized by the Fund.

COUNT I

Violations of Section 11 of the Securities Act
Against Defendants Rochester Fund and the Individual Defendants

31. Plaintiffs repeat and reallege each and every allegation above as if set forth fully herein. This Count is brought pursuant to Section 11 of the Securities Act, 15 U.S.C. §77k, against Defendants Rochester Fund and the Individual Defendants. This claim is not based on and does not sound in fraud.

32. This claim is brought by Plaintiffs on their own behalf and on behalf of other members of the Class who acquired Fund shares pursuant to prospectuses dated: (a) April 29, 2005, supplemented on February 8, 2006; (b) April 30, 2006, supplemented on April 30, 2006,

July 26, 2006, January 19, 2007 and January 23, 2007; (c) February 21, 2007, supplemented on February 21, 2007, July 6, 2007, August 31, 2007, September 13, 2007, October 22, 2007, December 19, 2007, December 28, 2007 and January 22, 2008, and; (d) April 29, 2008, supplemented on April 29, 2008, May 12, 2008, July 1, 2008 and October 21, 2008 (collectively the "Prospectus") all of which were filed with the SEC as part of registration statements (the "Registration Statements"). Each Class member acquired their shares pursuant to the Prospectus and Registration Statements.

33. Rochester Fund is the issuer of the securities through the Registration Statements and Prospectus. The Individual Defendants signed, either personally or through an attorney-in-fact, the Registration Statements.

34. Defendants owed to the purchasers of the stock obtained through the Registration Statement and Prospectus the duty to make certain that all relevant material risk factors potentially affecting the Fund's performance be disclosed in the Registration Statements at the time the Registration Statements became effective to ensure that such statements were true and correct and that there was no omission of material facts required to be stated in order to make the statements contained in the Registration Statements not misleading.

35. None of the Defendants named in this Count made a reasonable investigation or possessed reasonable grounds for the belief that the statements contained in the Registration Statement and Prospectus were true or that there was no omission of material facts necessary to make the statements made therein not misleading.

36. Defendants issued and disseminated, caused to be issued and disseminated,

and participated in the issuance and dissemination of, material misstatements to the investing public which were contained in the Registration Statements and Prospectus, which misrepresented or failed to disclose, *inter alia,* the facts set forth above. By reason of the conduct herein alleged, each Defendant violated Section 11 of the Securities Act.

37. Rochester Fund is the issuer of the stock sold via the Registration Statements and Prospectus. As issuer of the stock, these defendants are strictly liable to the Plaintiffs and the Class for the material misstatements and omissions therein.

38. At the times they obtained their shares of the Fund, the Plaintiffs and members of the Class did so without knowledge of the facts concerning the misstatements or omissions alleged herein.

39. This action is brought within one year after discovery in this or a related action of the untrue statements and omissions in and from the Registration Statements and Prospectus that should have been made through the exercise of reasonable diligence, and within three years of the time that the securities upon which this Count is brought were offered to the public.

40. By virtue of the foregoing, the Plaintiffs and the other members of the Class are entitled to damages under Section 11 as measured by the provisions of Section 11(e), from the Defendants and each of them, jointly and severally.

COUNT II

Violations of Section 12(a)(2) of the Securities Act Against Oppenheimer

41. Plaintiffs repeat and reallege each and every allegation above as if set forth fully herein. This Count is brought for violation of Section 12(a)(2) of the Securities Act, 15 U.S.C. §77l(a)(2), against Oppenheimer.

42. As set forth more specifically above, the Prospectus failed to disclose material facts necessary in order to make the statements, in light of the circumstances in which they were made, not misleading.

43. Oppenheimer, through its agents, sold and/or solicited the sale of Rochester Fund shares offered pursuant to the registration Statement and Prospectus for its financial gain.

44. Plaintiffs and other members of the Class did not know, nor could they have known, of the untruths or omissions contained in the Registration Statement and Prospectus, including that the price of the Fund's shares were not properly determined.

45. The Defendants named in this Count were obligated to make a reasonable and diligent investigation of the statements contained in the Prospectus to ensure that such statements were true and that there was no omission of material fact required to be stated in order to make the statements contained therein not misleading. None of the Defendants named in this Count made a reasonable investigation or possessed reasonable grounds for the belief that the statements contained in the Prospectus were accurate and complete in all material respects.

46. This claim was brought within one year after discovery in this or a related action of the untrue statements and omissions in and from the Prospectus that should have been made through the exercise of reasonable diligence, and within three years of the time that the securities upon which this Count is brought were offered to the public by way of a Prospectus.

47. By reason of the misconduct alleged herein, the Defendants named in this Count violated Section 12(a)(2) of the Securities Act and are liable to Plaintiffs and other members of the Class who purchased or acquired the Fund's shares by way of the Prospectus, each of whom has been damaged as a result of such violations.

48. Plaintiffs and the other members of the Class who purchased the Fund's shares pursuant to the Prospectus hereby seek rescission of their purchases and hereby tender to the defendants named in this Count those shares, which the Plaintiffs and other members of the Class continue to own, in return for the consideration paid for those securities, together with interest thereon.

COUNT III

Violations of Section 15 of the Securities Act Against Oppenheimer

49. Plaintiffs repeat and reallege each an every allegation contained above as if fully set forth herein. This claim is not based on and does not sound in fraud.

50. This claim is asserted against Oppenheimer which by virtue of being the Fund's manager and responsible for choosing the Fund's investments and handling its day-to-day business was a control person of Rochester Fund during the relevant time period. Oppenheimer was in a position to control and did control, the inclusion of the false and incomplete statements and omissions in the Registration Statement and Prospectus.

51. For the reasons set forth above, Oppenheimer is liable to the Plaintiffs and the members of the Class who purchased the Fund's Common Stock based on the untrue statements and omissions of material fact contained in the Registration Statement and Prospectus, pursuant to Section 11 of the Securities Act, and were damaged thereby.

52. Oppenhiemer did not make a reasonable investigation or possess reasonable grounds for the belief that the statements contained in the Registration Statement and Prospectus were accurate and complete in all material respects. Had it exercised reasonable care, they could have known of the material misstatement and omissions alleged herein.

53. This claim was brought within one year after the discovery of the untrue statements and omissions in the Registration Statement and Prospectus and within three years after the Fund's Common Stock was sold to the Class in connection with the Offering.

54. By reason of the misconduct alleged herein, for which the Fund is primarily liable, as set forth above, the Oppenheimer is jointly and severally liable with and to the same extent as the Fund pursuant to Securities Act.

BASIS FOR INFORMATION AND BELIEF

55. Plaintiffs' information and belief is based upon, among other things, a review of relevant filings made with the SEC , a review of pricing information with respect to Rochester Fund and competing funds, and news reports,

PRAYER FOR RELIEF

WHEREFORE, Plaintiffs, on behalf of themselves and the other members of the Class, prays for judgment as follows:

(a) declaring this action to be a class action properly maintained pursuant to the Federal Rules of Civil Procedure, certifying the Class with Plaintiffs as Class Representatives, and certifying Plaintiffs' counsel as Class Counsel;

(b) awarding Plaintiffs and the other members of the Class damages against Defendants, jointly and severally, together with interest thereon;

(c) awarding Plaintiffs and the other members of the Class rescission on Count II to the extent they still hold Fund shares, or if sold, awarding rescissory damages in accordance with Section 12(a)(2) of the Securities Act from the Defendants named in that Count;

(d) awarding Plaintiffs and the other members of the Class their costs and expenses of this litigation, including reasonable attorneys' fees, accountants' fees and experts' fees and other costs and disbursements; and

(e) awarding Plaintiffs and the other members of this Class such other and further relief as may be just and proper under the circumstances.

JURY TRIAL DEMANDED

Plaintiffs hereby demand a trial by jury.

Dated: February 25, 2009

ABRAHAM, FRUCHTER & TWERSKY, LLP

Jeffrey S. Abraham
Jack G. Fruchter
Lawrence D. Levit
One Penn Plaza, Suite 2805
New York, New York 10119
Tel: (212) 279-5050
Fax: (212) 279-3655

COUGHLIN STOIA GELLER
RUDMAN & ROBBINS LLP
Samuel H. Rudman
58 South Service Road, Suite 200
Melville, New York 11747
Tel: (631) 367-7100
Fax: (631) 367-1173

GLANCY BINKOW & GOLDBERG LLP
Lionel Z. Glancy
1801 Avenue of the Stars, Suite 311
Los Angeles, California 90067
Tel: (310) 201-9150
Fax: (310) 210-9160

Attorneys for Plaintiffs

CERTIFICATION OF LISL BERNSTEIN
IN SUPPORT OF CLASS ACTION COMPLAINT

Lisl Bernstein ("plaintiff") declares, as to the claims asserted under the federal securities laws, that:

1. Plaintiff has reviewed the complaint prepared by counsel in the above-captioned case and has authorized its filing or the filing of a similar complaint.
2. Plaintiff did not purchase the security that is the subject of the complaint at the direction of plaintiff's counsel or in order to participate in any private action arising under the federal securities laws.
3. Plaintiff is willing to serve as a representative party on behalf of a class, including providing testimony at deposition and trial, if necessary.
4. During the proposed Class Period, plaintiff executed the following transactions in the securities of Rochester Fund Municipals. See Attachment A:
5. In the past three years, plaintiff has not served, nor sought to serve, as a representative party on behalf of a class in an action filed under the federal securities laws.
6. Plaintiff will not accept payment for serving as a representative party on behalf of a class beyond plaintiff's pro rata share of any recovery, except such reasonable costs and expenses (including lost wages) directly relating to the representation of the Class as ordered or approved by the Court.

I declare under penalty of perjury that the foregoing is true and correct. Executed this 19th

day of February, 2009.

TODD AUGENBAUM

Attachment A

Date	Action	Number of Shares	Price per Share
03/28/06	Purchase	11.023	$18.4205
04/25/06	Purchase	11.206	$18.2107
05/23/06	Purchase	11.253	$18.2102
06/27/06	Purchase	10.788	$18.1303
07/25/06	Purchase	10.7260	$18.2994
08/22/06	Purchase	10.6320	$18.5402
09/26/06	Purchase	10.5680	$18.7395
10/24/06	Purchase	10.6690	$18.6296
11/21/06	Purchase	10.5780	$18.8693
12/28/06	Purchase	10.5150	$18.8197
12/29/06	Purchase	1.3590	$18.8153
01/23/07	Purchase	10.7390	$18.7401
02/20/07	Purchase	10.0910	$18.8405
03/27/07	Purchase	10.1440	$18.8091
04/24/07	Purchase	10.1930	$18.7903
05/22/07	Purchase	10.2900	$18.6899
06/26/07	Purchase	10.4790	$18.4091
07/25/07	Purchase	10.5080	$18.4392
08/29/07	Purchase	11.0720	$17.5704
09/26/07	Purchase	10.8420	$18.0206
10/24/07	Purchase	10.8420	$18.2106

11/28/07	Purchase	11.1330	$17.8002
12/31/07	Purchase	11.2790	$17.6407
01/23/08	Purchase	11.1010	$18.0001
02/27/08	Purchase	11.8840	$16.8806
03/26/08	Purchase	12.1940	$16.5294
04/23/08	Purchase	12.1060	$16.9502
05/28/08	Purchase	12.0600	$17.0895
06/25/08	Purchase	12.5410	$16.4994
07/23/08	Purchase	12.9310	$16.3003
08/27/08	Purchase	12.7920	$16.5494
09/24/08	Purchase	13.7320	$15.4799

CERTIFICATION OF TODD AUGENBAUM
IN SUPPORT OF CLASS ACTION COMPLAINT

Todd Augenbaum ("plaintiff") declares, as to the claims asserted under the federal securities laws, that:

1. Plaintiff has reviewed the complaint prepared by counsel in the above-captioned case and has authorized its filing or the filing of a similar complaint.
2. Plaintiff did not purchase the security that is the subject of the complaint at the direction of plaintiff's counsel or in order to participate in any private action arising under the federal securities laws.
3. Plaintiff is willing to serve as a representative party on behalf of a class, including providing testimony at deposition and trial, if necessary.
4. During the proposed Class Period, plaintiff executed the following transactions in the securities of Rochester Fund Municipals. See Attachment A:
5. In the past three years, plaintiff has not served, nor sought to serve, as a representative party on behalf of a class in an action filed under the federal securities laws.
6. Plaintiff will not accept payment for serving as a representative party on behalf of a class beyond plaintiff's pro rata share of any recovery, except such reasonable costs and expenses (including lost wages) directly relating to the representation of the Class as ordered or approved by the Court.

I declare under penalty of perjury that the foregoing is true and correct. Executed this 19th day of February, 2009.

TODD AUGENBAUM

Attachment A

Date	Action	Number of Shares	Price per Share
01/24/07	Purchase	2,672.368	$18.71
10/23/07	Purchase	8.788	$18.19
11/27/07	Purchase	8.57	$17.79
12/28/07	Purchase	8.771	$17.61
01/22/08	Purchase	9.445	$17.97
02/26/08	Purchase	9.274	$16.85
03/25/08	Purchase	10.038	$16.50
04/22/08	Purchase	9.971	$16.93
05/27/08	Purchase	9.452	$17.07
06/24/08	Purchase	10.305	$16.47
07/22/08	Purchase	10.66	$16.28
08/26/08	Purchase	10.11	$16.52
09/23/08	Purchase	11.323	$15.46
10/28/08	Purchase	13.321	$13.05

JS 44 (Rev. 12/07)

CIVIL COVER SHEET

09 0807

The JS 44 civil cover sheet and the information contained herein neither replace nor supplement the filing and service of pleadings or other papers as required by law, except as provided by local rules of court. This form, approved by the Judicial Conference of the United States in September 1974, is required for the use of the Clerk of Court for the purpose of initiating the civil docket sheet. (SEE INSTRUCTIONS ON THE REVERSE OF THE FORM.)

I. (a) PLAINTIFFS
Lisl Bernstein and Todd Augenbaum

DEFENDANTS
ROCHESTER FUND MUNICIPALS; OPPENHEIMER FUNDS, INC.; JOHN V. MURPHY; DAVID K. DOWNES;

(b) County of Residence of First Listed Plaintiff: Queens County
(EXCEPT IN U.S. PLAINTIFF CASES)

County of Residence of First Listed Defendant: Monroe County
(IN U.S. PLAINTIFF CASES ONLY)
NOTE: IN LAND CONDEMNATION CASES, USE THE LOCATION OF THE LAND INVOLVED.

(c) Attorney's (Firm Name, Address, and Telephone Number)
Abraham Fruchter & Twersky, LLP
One Penn Plaza, Ste. 2805, NY NY 10119

Attorneys (If Known)

DEARIE, J

II. BASIS OF JURISDICTION (Place an "X" in One Box Only)

- ☐ 1 U.S. Government Plaintiff
- ☒ 3 Federal Question (U.S. Government Not a Party)
- ☐ 2 U.S. Government Defendant
- ☐ 4 Diversity (Indicate Citizenship of Parties in Item III)

III. CITIZENSHIP OF PRINCIPAL PARTIES (Place an "X" in One Box for Plaintiff and One Box for Defendant) (For Diversity Cases Only)

	PTF	DEF		PTF	DEF
Citizen of This State	☐ 1	☐ 1	Incorporated *or* Principal Place of Business In This State	☐ 4	☐ 4
Citizen of Another State	☐ 2	☐ 2	Incorporated *and* Principal Place of Business In Another State	☐ 5	☐ 5
Citizen or Subject of a Foreign Country	☐ 3	☐ 3	Foreign Nation	☐ 6	☐ 6

IV. NATURE OF SUIT (Place an "X" in One Box Only)

CONTRACT
- ☐ 110 Insurance
- ☐ 120 Marine
- ☐ 130 Miller Act
- ☐ 140 Negotiable Instrument
- ☐ 150 Recovery of Overpayment & Enforcement of Judgment
- ☐ 151 Medicare Act
- ☐ 152 Recovery of Defaulted Student Loans (Excl. Veterans)
- ☐ 153 Recovery of Overpayment of Veteran's Benefits
- ☐ 160 Stockholders' Suits
- ☐ 190 Other Contract
- ☐ 195 Contract Product Liability
- ☐ 196 Franchise

REAL PROPERTY
- ☐ 210 Land Condemnation
- ☐ 220 Foreclosure
- ☐ 230 Rent Lease & Ejectment
- ☐ 240 Torts to Land
- ☐ 245 Tort Product Liability
- ☐ 290 All Other Real Property

TORTS

PERSONAL INJURY
- ☐ 310 Airplane
- ☐ 315 Airplane Product Liability
- ☐ 320 Assault, Libel & Slander
- ☐ 330 Federal Employers' Liability
- ☐ 340 Marine
- ☐ 345 Marine Product Liability
- ☐ 350 Motor Vehicle
- ☐ 355 Motor Vehicle Product Liability
- ☐ 360 Other Personal Injury

PERSONAL INJURY
- ☐ 362 Personal Injury - Med. Malpractice
- ☐ 365 Personal Injury - Product Liability
- ☐ 368 Asbestos Personal Injury Product Liability

PERSONAL PROPERTY
- ☐ 370 Other Fraud
- ☐ 371 Truth in Lending
- ☐ 380 Other Personal Property Damage
- ☐ 385 Property Damage Product Liability

CIVIL RIGHTS
- ☐ 441 Voting
- ☐ 442 Employment
- ☐ 443 Housing/ Accommodations
- ☐ 444 Welfare
- ☐ 445 Amer. w/Disabilities - Employment
- ☐ 446 Amer. w/Disabilities - Other
- ☐ 440 Other Civil Rights

PRISONER PETITIONS
- ☐ 510 Motions to Vacate Sentence

Habeas Corpus:
- ☐ 530 General
- ☐ 535 Death Penalty
- ☐ 540 Mandamus & Other
- ☐ 550 Civil Rights
- ☐ 555 Prison Condition

FORFEITURE/PENALTY
- ☐ 610 Agriculture
- ☐ 620 Other Food & Drug
- ☐ 625 Drug Related Seizure of Property 21 USC 881
- ☐ 630 Liquor Laws
- ☐ 640 R.R. & Truck
- ☐ 650 Airline Regs.
- ☐ 660 Occupational Safety/Health
- ☐ 690 Other

LABOR
- ☐ 710 Fair Labor Standards Act
- ☐ 720 Labor/Mgmt. Relations
- ☐ 730 Labor/Mgmt.Reporting & Disclosure Act
- ☐ 740 Railway Labor Act
- ☐ 790 Other Labor Litigation
- ☐ 791 Empl. Ret. Inc. Security Act

IMMIGRATION
- ☐ 462 Naturalization Application
- ☐ 463 Habeas Corpus - Alien Detainee
- ☐ 465 Other Immigration Actions

BANKRUPTCY
- ☐ 422 Appeal 28 USC 158
- ☐ 423 Withdrawal 28 USC 157

PROPERTY RIGHTS
- ☐ 820 Copyrights
- ☐ 830 Patent
- ☐ 840 Trademark

SOCIAL SECURITY
- ☐ 861 HIA (1395ff)
- ☐ 862 Black Lung (923)
- ☐ 863 DIWC/DIWW (405(g))
- ☐ 864 SSID Title XVI
- ☐ 865 RSI (405(g))

FEDERAL TAX SUITS
- ☐ 870 Taxes (U.S. Plaintiff or Defendant)
- ☐ 871 IRS—Third Party 26 USC 7609

OTHER STATUTES
- ☐ 400 State Reapportionment
- ☐ 410 Antitrust
- ☐ 430 Banks and Banking
- ☐ 450 Commerce
- ☐ 460 Deportation
- ☐ 470 Racketeer Influenced and Corrupt Organizations
- ☐ 480 Consumer Credit
- ☐ 490 Cable/Sat TV
- ☐ 810 Selective Service
- ☒ 850 Securities/Commodities/ Exchange
- ☐ 875 Customer Challenge 12 USC 3410
- ☐ 890 Other Statutory Actions
- ☐ 891 Agricultural Acts
- ☐ 892 Economic Stabilization Act
- ☐ 893 Environmental Matters
- ☐ 894 Energy Allocation Act
- ☐ 895 Freedom of Information Act
- ☐ 900Appeal of Fee Determination Under Equal Access to Justice
- ☐ 950 Constitutionality of State Statutes

V. ORIGIN (Place an "X" in One Box Only)

☒ 1 Original Proceeding ☐ 2 Removed from State Court ☐ 3 Remanded from Appellate Court ☐ 4 Reinstated or Reopened ☐ 5 Transferred from another district (specify) ☐ 6 Multidistrict Litigation ☐ 7 Appeal to District Judge from Magistrate Judgment

VI. CAUSE OF ACTION
Cite the U.S. Civil Statute under which you are filing (**Do not cite jurisdictional statutes unless diversity**):
15 U.S.C. 77k, 77l(a)(2) and 77o
Brief description of cause:
Violation of the Securities Act of 1933 for failure to disclose material facts

VII. REQUESTED IN COMPLAINT:
☒ CHECK IF THIS IS A CLASS ACTION UNDER F.R.C.P. 23
DEMAND $
CHECK YES only if demanded in complaint:
JURY DEMAND: ☒ Yes ☐ No

VIII. RELATED CASE(S) IF ANY (See instructions): JUDGE DOCKET NUMBER

DATE
02/25/2009

SIGNATURE OF ATTORNEY OF RECORD

FOR OFFICE USE ONLY

RECEIPT # AMOUNT APPLYING IFP JUDGE RJD MAG. JUDGE CLP

807

ARBITRATION CERTIFICATION

I, Jack Fruchter, counsel for plaintiffs do hereby certify pursuant to the Local Arbitration Rule 83.10 that to the best of my knowledge and belief the damages recoverable in the above captioned civil action exceed the sum of $150,000 exclusive of interest and costs.

__________ Relief other than monetary damages is sought.

DISCLOSURE STATEMENT - FEDERAL RULES CIVIL PROCEDURE 7.1

Identify any parent corporation and any publicly held corporation that owns 10% or more or its stocks:

Please refer to NY-E Division of Business Rule 50.1(d)(2)

1.) Is the civil action being filed in the Eastern District of New York removed from a New York State court located in Nassau or Suffolk County: No

2.) If you answered "no" above:

a.) Did the events or omissions giving rise to the claim or claims, or a substantial part thereof, occur in Nassau or Suffolk County? No

b.) Did the events or omissions giving rise to the claim or claims, or a substantial part thereof, occur in the Eastern District? No

If your answer to question 2 (b) is "No," does the defendant (or a majority of the defendants, if there is more than one) reside in Nassau or Suffolk County, or, in an interpleader action, does the claimant (or a majority of the claimants, if there is more than one) reside in Nassau or Suffolk County? No

(Note: A corporation shall be considered a resident of the County in which it has the most significant contacts).

I am currently admitted in the Eastern District of New York and currently a member in good standing of the bar of this court.

Yes ✓ **No** ______

Are you currently the subject of any disciplinary action(s) in this or any other state or federal court?

Yes ______ **(If yes, please explain)** **No** ✓

Please provide your E-MAIL Address and bar code below. Your bar code consists of the initials of your first and last name and the last four digits of your social security number or any other four digit number registered by the attorney with the Clerk of Court.

(This information must be provided pursuant to local rule 11.1(b) of the civil rules).

ATTORNEY BAR CODE: JF-8435

E-MAIL Address: jfruchter@aftlaw.com

I consent to the use of electronic filing procedures adopted by the Court in Administrative Order No. 97-12, "In re Electronic Filing Procedures(EFP)", and consent to the electronic service of all papers.

Signature: [signature]